17009177

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SEC FILE NUMBER
8-44166

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Investor Services, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, Suite 1010
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer — 561-784-8922 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Daniel Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Investor Services, L.C., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

CEO

(Title)

(Notary Public)

JORGE A. JACOMINO
Notary Public - State of Florida
My Comm. Expires Jul 4, 2018
Commission # FF 110136

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on the Exemption Report
- ☒ (p) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Global Investor Services, L.C.

Statement of Financial Condition
December 31, 2016

CONTENTS

KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Global Investor Services, L.C.
Miami, Florida

We have audited the accompanying statement of financial condition of Global Investor Services, L.C. as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of Global Investor Services, L.C.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Investor Services, L.C. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
February 28, 2017

GLOBAL INVESTOR SERVICES, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 2)	$	3,735,687
DUE FROM BROKER (NOTE 2)		1,406,699
DEPOSIT AT CLEARING BROKERS (NOTE 2)		100,000
BROKER ADVANCES AND NOTES RECEIVABLE		174,034
OTHER ASSETS		554,595
	$	5,971,015
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses (Notes 3 and 5)	$	1,403,304
Commissions payable		1,435,066
Subordinated loan (Note 5)		360,000
Total liabilities		3,198,370
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
MEMBERS' EQUITY		2,772,645
	$	5,971,015

See accompanying notes to the financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Global Investor Services, L.C. (the "Company"), was organized on December 24, 1998 as a Florida Limited Liability Company. The Company is a broker and dealer whose primary focus of business is to provide execution, clearing and administrative services to foreign brokers through sub-clearing arrangements. The Company also sells listed, over the counter equities, options, mutual funds, and corporate bonds to retail investors, primarily on a riskless principal basis. The Company is a 92.1% owned subsidiary of Hencorp Becstone, L.C.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments such as money market funds, with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits. Cash denominated in foreign currencies is valued at quoted exchange rates.

Securities Transactions

Securities transactions are recorded on a trade date basis. Mutual fund fee income is generally received quarterly in arrears and is recognized on the accrual basis. Dividend income is recognized on the accrual basis as determined by the ex-dividend date. Interest income is recognized on the accrual basis.

Broker Advances and Notes Receivable

Broker advances and notes receivable are comprised of balances due from brokers and certain former brokers. The carrying amount of the balances may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Broker advances and notes receivable are charged off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreements of the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition.

Use of Estimates in the Preparation of the Statement of Financial Condition

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. DUE FROM BROKERS

The Company's clearing and depository operations are provided by Pershing, a Bank of New York Company, whose principal office is in Jersey City, New Jersey. The underlying agreement provides for early termination fees ranging from $75,000 to $200,000 through 2018. Amounts due from broker, deposit at clearing broker, and cash and cash equivalents of $3,572,445 are due from and held by this clearing broker.

NOTE 3. MANAGEMENT AGREEMENT

The Company receives management and administrative services, including office facilities, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities and staff in consideration of a management fee. For the year ended December 31, 2016, the Company incurred $7,486,536 of management fees of which $145,430 was unpaid as of December 31, 2016. This amount is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC), which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2016, the Company's "Net Capital" was $2,343,650 which exceeded requirements by $2,154,425 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.21 to 1.

NOTE 5. SUBORDINATED LOAN

On April 27, 2016 the Company executed a subordinated loan agreement with its majority member. The principal amount of the loan is $360,000. The annual interest rate is 5%. Interest is payable annually, and the principal is payable on the maturity date of the loan. The loan matures on April 27, 2017 and is unsecured.

This loan was made under agreements pursuant to the rules and regulations of the SEC, approved by the Financial Industry Regulatory Authority (FINRA), and is subordinated to the claims of general creditors.

At December 31, 2016 approximately $12,000 of interest was payable and is included as a component of accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 6. RISK CONCENTRATION

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has employment agreements with various executives. Certain of the executives are eligible to receive, amongst other things, membership interests and bonuses based on the performance of the Company. During 2016, no membership interests were issued under these agreements.

Additionally, certain annual salaries and bonuses earned by the executives may be paid in the form of membership interests in the Company. During 2016, no membership interests were issued as a bonus.

NOTE 8. SUBSEQUENT EVENT

Effective January 31, 2017 the ownership interest in the Company of 92.1% then held by Hencorp Becstone L.C. was acquired by RHH Financial Group, LLC, a related party.